(LETTERHEAD OF AMERICAN EXPRESS COMPANY)

June 13, 2011

By EDGAR Correspondence

Mr. Kevin W. Vaughan
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:          American Express Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
File No. 001-07657

Dear Mr. Vaughan:

    We refer to the letter dated June 6, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Daniel T. Henry, Executive Vice President and Chief Financial Officer of American Express Company (the “Company”), concerning the Company’s filings referenced above.

    Following up on your conversation with me on June 10, 2011, please let this letter serve to document the Company’s intention to respond to the Comment Letter by July 5, 2011.  As we discussed, we are making this request to assure that we have adequate time to prepare appropriate responses to the Staff’s comments.

    The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing.  The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    We appreciate the Staff’s patience and cooperation in this matter.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-4483.

Very truly yours,
/s/ David L. Cornish
David L. Cornish
Senior Vice President and Acting
Corporate Comptroller

cc:	Ms. Brittany Ebbertt
Richard Starr, Esq.
Harold E. Schwartz, Esq.
Mr. Ward R. Hamm, PricewaterhouseCoopers